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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              SCHEDULE 14D-9/A
                             (AMENDMENT NO. 7)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                            ASARCO INCORPORATED
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

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      This Amendment No. 7 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Securities and Exchange Commission on September 3, 1999, as amended by Amendment No. 1 thereto, filed with the Commission on September 22, 1999, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post-Effective Amendment No. 1 thereto filed with the Commission on September 22, 1999. Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 15, 1999, among Asarco Cyprus Incorporated, a Delaware corporation, ACO Acquisition Corp., a New Jersey corporation, CAM Acquisition Corp., a Delaware corporation, ASARCO Incorporated, a New Jersey corporation ("ASARCO"), and Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus").

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      Subsection (b) of Item 7 is hereby amended by adding the following:

      On September 27, 1999, ASARCO and Cyprus entered into Amendment No. 1 ("Amendment No. 1") to the Merger Agreement, a copy of which is attached hereto as Exhibit 27 and incorporated herein by reference, pursuant to which, among other things:

      1. ASARCO and Cyprus permit one another to explore all alternatives to the Merger Agreement.

      2. Each party is free to act independently of the other until 9:00 A.M., New York City time, on Tuesday, October 5, 1999.

      3. During this period either party may unilaterally terminate the Merger Agreement upon payment of the applicable termination fee.

      4. If the Merger Agreement is not terminated prior to Tuesday, October 5, 1999 at 9:00 A.M., the original terms of the Merger Agreement will be reinstated in their entirety.

      5. The ASARCO Shareholders Meeting and the Cyprus Shareholders Meeting, currently scheduled to be held on September 30, 1999, will be postponed until October 7, 1999.

      In addition, on September 28, 1999, ASARCO issued a press release, summarizing the terms of Amendment No. 1, a copy of which is attached hereto as Exhibit 28.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 27. Amendment No.1, dated September 27, 1999, to the Merger
            Agreement.

Exhibit 28. Press Release of ASARCO and Cyprus, dated September 28, 1999.

Exhibit 29. Press Release of ASARCO, dated September 26, 1999.



                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By     /s/  Francis R. McAllister
                                      --------------------------------------
                                       Name:    Francis R. McAllister
                                       Title:   Chairman and
                                                Chief Executive Officer


Dated:  September 28, 1999




                               EXHIBIT INDEX


Exhibit 27. Amendment No.1, dated September 27, 1999, to the Merger
            Agreement.

Exhibit 28. Press Release of ASARCO and Cyprus, dated September 28, 1999.

Exhibit 29. Press Release of ASARCO, dated September 26, 1999.